Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm in the Registration Statement (Form S-8) pertaining to the Digene Corporation Amended and Restated Equity Incentive Plan, Digene Corporation Amended and Restated Omnibus Plan, Digene Corporation Amended and Restated 1997 Stock Option Plan and QIAGEN N.V. Amended and Restated 2005 Stock Plan of QIAGEN N.V. and to the incorporation by reference therein of our reports dated March 30, 2007, with respect to the consolidated financial statements and schedule of QIAGEN N.V. included in its Annual Report (Form 20-F) for the year ended December 31, 2006, QIAGEN N.V. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of QIAGEN N.V., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

August 3, 2007